Exhibit 99.1

ASX ANNOUNCEMENT

March 19, 2013

Licensing Update

Melbourne, Australia; March 19, 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to provide this update to the Market concerning the Company’s non-coding DNA technology out-licensing program.

1.                  Assertion Program in USA

The Company previously reported in May 2011 that it had filed law suits against ten entities for their infringement against the Company’s non-coding patents.  Since then, five of these actions have been resolved.  In relation to the remaining five actions, against Agilent Technologies, Inc., Bristol-Myers Squibb Company, GlaxoSmithKline PLC, Merial LLC and Pfizer Inc., the Market will be duly informed should resolution occur.

The Company has also more recently reported the filing of law suits against Genesis Genetics Institute, Medical Diagnostic Laboratories LLC, Reproductive Genetics Institute, Inc., Reprogenetics LLC, Genetics & IVF Institute Inc., Prevention Genetics and Genelex Corporation.  Discussions have now been initiated with these entities.

The Company can now report that it has also recently filed law suits against Natera Inc., HistoGenetics LLC, and General Genetics Corporation, and discussions with these entities are also now being pursued.

Additional suits are now being evaluated by Sheridan Ross and GTG, for filing, as appropriate.

2.                  Assertion Program in Europe

Over recent months, the Company’s assertion program in Europe has been the subject of active Board consideration and review, in order to pro-actively support the achievement of additional revenues for GTG.  As a consequence, the Company’s German attorneys, Glawe Delf Moll, based in Hamburg, have now initiated legal action against Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany.  Additionally, the Company’s Dutch attorneys, AKD, based in Breda, The Netherlands, have now initiated a first action under Dutch Law, a so-called “Preliminary Witness Examination”, against Hendrix Genetics BV, based in Boxmeer, The Netherlands.

Further, the Company’s licensing consultants are now in active discussion with several other leading laboratories in Germany, concerning their accrued indebtedness to GTG.  The Company’s licensing consultants are also now in discussions with other relevant entities in Belgium, The Netherlands, Switzerland, Italy, France, Spain and UK.

3.                  Status of ‘179 Patent Re-examination by USPTO

The Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) has, historically, been subjected to repeated challenges, but has always come through such processes, and, as announced by the Company on March 15, 2013, has again recently been reaffirmed as fully valid.

The Company remains optimistic about its revenue prospects from its current global licensing efforts, and such efforts will remain a corporate priority into the future.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.